August 4, 2000

Dear Stockholder:

   Enclosed please find the following documents:

  1. A supplement to Crown's Proxy Statement, dated July 20, 2000, that was previously transmitted to you as a Crown Stockholder relating to the proposed merger of Crown with Rosemore Acquisition Corporation.

  2. A duplicate proxy card and return envelope for your use.

  3. Crown's quarterly report on Form 10-Q for the period ended on June 30, 2000.

  4. Press release dated July 27, 2000, regarding Crown's second quarter results and upcoming stockholders meeting.


                                                                    3620-PI-00
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[LOGO OF CROWN]

                         SUPPLEMENT TO PROXY STATEMENT

                      CROWN CENTRAL PETROLEUM CORPORATION
                            One North Charles Street
                           Baltimore, Maryland 21201

                                                               August 4, 2000

Dear Fellow Stockholders:

   The Board of Directors of Crown Central Petroleum Corporation ("Crown") has scheduled a stockholders meeting for August 24, 2000, at which time you will be asked to consider and vote on Crown's proposed merger with Rosemore Acquisition Corporation ("RAC"), a matter of significant importance to you as a Crown stockholder. As indicated in the proxy statement transmitted to you by Crown on July 24, 2000, the merger would occur under the terms of an agreement between Crown, RAC and Rosemore, Inc. ("Rosemore") and would provide Crown stockholders with $9.50 per share for all of their Crown stock. The Rosemore merger agreement was the result of an impartial and comprehensive process first begun in February, 1999, when Crown engaged Credit Suisse First Boston Corporation to explore Crown's strategic alternatives. This lengthy exploration process resulted in only one fully financed, all cash offer--the Rosemore offer--to acquire all of the outstanding shares of Crown. The Independent Committee of Crown's Board of Directors unanimously approved the proposed merger between Crown and RAC, based on its determination that the merger transaction, as proposed, maximizes value for all Crown stockholders.

   On July 17, 2000, Apex Oil Company, Inc. ("Apex") filed an amendment to its
Schedule 13D stating that it had increased its bid for Crown to $10.50 per share of Crown common stock. The transaction proposed by Apex, however, is subject to no less than thirteen separate financing contingencies, raising serious questions about Apex's ability to pay $10.50 per share for all of the Crown stock and cover other payment obligations which may arise from the transaction.

   The Independent Committee has asked Apex for evidence of financing sufficient to permit Apex to complete its proposed transaction, and met with P.A. Novelly, beneficial owner of Apex, on July 14, 2000 to discuss this issue. Despite the Independent Committee's requests and its July 14th meeting with Mr. Novelly, no indication of non-contingent financing has been provided by Apex.

   The Independent Committee of Crown's Board of Directors has unanimously reaffirmed its recommendation of the proposed merger between Crown and RAC. The Independent Committee believes that the merger between Crown and RAC remains fair and in the best interests of all of the stockholders of Crown, particularly in light of the inability of Apex to provide evidence of cash available to purchase Crown. Accordingly, the Independent Committee will continue to work to close the merger transaction between Crown and RAC.

   As discussed in the attached Proxy Supplement, the Independent Committee believes there is a significant risk that Apex will not obtain acquisition financing or other sources of cash sufficient to permit consummation of its proposal. Accordingly, the Independent Committee continues to urge all stockholders to vote in favor of the Rosemore offer. Please sign, date and mail your WHITE proxy card at your earliest convenience.

   Thank you for your interest and support.

                                          Sincerely,

                                          /s/ Michael F. Dacey
                                          Michael F. Dacey
                                          Chairman, The Independent Committee
                                          of Crown Directors
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                             YOUR VOTE IS IMPORTANT
                         PLEASE VOTE YOUR SHARES TODAY
  If you have questions or need assistance in voting your shares, please call toll free:

                             D.F. King & Co., Inc.
                                77 Water Street
                            New York, New York 10005
                         CALL TOLL-FREE (800) 848-3094

Investors and security holders are advised to read the proxy statement, and any amendments or supplements thereto when they become available, because each of these documents, filed with the Securities and Exchange Commission, contains, or will contain, important information.

   The date of this supplement to the proxy statement is August 4, 2000, and it is being mailed or otherwise delivered to Crown stockholders on or about such date.

Novelly's July 25, 2000 Letter

   By letter dated July 25, 2000 to Michael F. Dacey, Chairman of the Independent Committee, Mr. P.A. Novelly took issue with the Committee's stated reasons for not pursuing Apex's acquisition proposals and reiterated that Apex had authorized Crown to contact its lenders, including Foothill Capital Corporation ("Foothill"), to confirm that the Apex financing proposals were "not conditional." Mr. Novelly's July 25, 2000 letter did not, however, explain how it was possible to reconcile his statement that Foothill's financing proposal, set forth in a letter dated July 12, 2000, was "not conditional" against the multitude of conditions set forth in the Foothill letter; nor has Mr. Novelly, to date, provided the Committee with any such explanation.

   In his July 25 letter, Mr. Novelly also requested that Crown amend its shareholder rights plan to allow Apex to make a tender offer for Crown stock at $10.50 per share or, in the alternative, "redeem the rights issued under the Rights Agreement so that Apex may make such a tender offer free from the rights plan." Mr. Novelly indicated that the proposed tender offer would be subject to the conditions that:

  . the tendered shares represent not less than 20% of the aggregate voting power of Crown stock then outstanding;

  . Apex has the right to vote such shares at the upcoming special stockholders meeting; and

  . Apex receive any necessary regulatory approvals for the acquisition of the shares.

   Mr. Novelly's letter did not indicate that the proposed tender offer would be for all of the outstanding Crown stock.

Independent Committee's Response to Novelly's July 25, 2000 Letter

   On July 27, 2000, the Independent Committee met with its legal and financial advisors and considered the letter from Mr. Novelly dated July 25. After discussion, the Independent Committee authorized Mr. Dacey to reply to the Novelly letter, which Mr. Dacey did by letter dated July 27, 2000. In his letter, Mr. Dacey disputed Mr. Novelly's assertion that the evidence of financing presented at the July 14 meeting effectively removed the financing conditions to Apex's proposals. Mr. Dacey stated that "the letter delivered to the Committee regarding refinancing of Crown's debt contained numerous explicit and substantial conditions to the willingness of that lender to arrange financing", and that "those express, written conditions cannot lightly be dismissed or orally explained away."

   Mr. Dacey also indicated that the purpose of the meeting--to assess Apex's financing contingency--was made clear to Mr. Novelly well prior to the meeting, and that, despite this opportunity, Mr. Novelly had presented only "financing letters full of conditions" for the Committee's consideration. Mr. Dacey also reminded Mr. Novelly that Apex had been urged "for months" to enter into a confidentiality agreement customary for these transactions, but had failed to do so.

   With respect to the statements regarding the tender offer for Crown shares, Mr. Dacey related in his letter that, under the terms of Crown's merger agreement with Rosemore, Inc. ("Rosemore") and Rosemore Acquisition Corporation ("RAC"), Crown was prohibited from amending or modifying, or proposing to amend or modify, Crown's shareholder rights plan. Mr. Dacey did point out, however, that if Mr. Novelly was interested in making a fair tender offer for 100% of the Crown stock, coupled with a back-end merger, the rights plan already contains an exemption that would permit such a transaction without amendment to the rights plan. Mr. Dacey indicated, however, that should a tender offer for Crown shares actually be made, the Committee would promptly consider all the terms and conditions of such an offer and would take such action as is appropriate regarding the rights plan for the benefit of all of Crown's stockholders.

Apex/Golnoy Preliminary Proxy Statement

   On July 31, 2000, Golnoy Barge Company, Inc. ("Golnoy") and Apex, two entities beneficially owned by Mr. Novelly, filed a preliminary proxy statement containing, among other things, the assertion that the Rosemore offer of $9.50 per share "offers inadequate value" to Crown's stockholders given "current market conditions", as compared to Apex's alternative proposal of $10.50 per share. The Committee, however, views Rosemore's $9.50 per share commitment as the best and most likely way to maximize stockholder value. Any acquisition of Crown by Apex could subject Crown to repayment obligations under its credit facility with Congress Financial Corporation, its credit arrangement with Heller Financial, and its $125 million senior note facility, among others. Accordingly, an acquisition of Crown by Apex could result in Crown facing immediate payment obligations in excess of $174 million. Mr. Novelly has not provided any firm financing to cover these payment obligations following the acquisition he proposes.

Recent Developments

   Beginning in late January 2000, Gulf Coast refining margins have experienced marked improvement as compared to the same 1999 period. For the first six months of 2000, the Gulf Coast 20 day delayed 3/2/1 crack spread was $5.16 per barrel compared to $2.23 per barrel for the same 1999 period. In particular, the months of February, May and June 2000 realized significantly improved margins as compared to the same 1999 months. As a result, Crown's estimated net income improved from a loss of $22.9 million for the first six months of 1999 to a net income of $5.6 million for the first six months of 2000. If the average Gulf Coast 20 day delayed 3/2/1 crack spread of $2.54 per barrel that prevailed over the three year period from 1997 through 1999 were to have prevailed during the first six months of 2000, Crown management estimates that Crown would have incurred a net loss of approximately $29.6 million.

   The Gulf Coast 20 day delayed 3/2/1 crack spread averaged $2.90 per barrel in 1997, $2.00 per barrel in 1998, $2.62 per barrel in 1999, $2.54 per barrel over the three year period of 1997 through 1999, and $2.66 per barrel over the five year period of 1995 through 1999, compared to an average of $4.73 per barrel for the first seven months of 2000. The Gulf Coast 20 day delayed 3/2/1 crack spread declined from $7.75 per barrel on June 30, 2000 to $1.63 per barrel on July 31, 2000. This decline reflects the continuing volatility in the price of crude oil and the margin available for finished petroleum products. The daily closing spot price of West Texas Intermediate crude oil has ranged from $33.93 per barrel on March 7, 2000, to $23.85 per barrel on April 10, 2000, to $34.75 on June 23, 2000, falling back to $27.41 on July 31, 2000.

   The futures markets trade futures margins, and many industry participants use the futures markets to hedge anticipated futures margins. Crown and its management are unable to predict or anticipate futures margins, but believe that the futures markets provide the best available indicator of the margins that will prevail in the future. The futures markets currently indicate a market expectation that the average Gulf Coast 20 day delayed 3/2/1 crack spread over the last five months of 2000 will be approximately $2.18 per, and over the full year 2001 will be approximately $2.90 per barrel.
There can be no assurances, however, that the actual margins over these periods will not be higher or lower than those anticipated by the futures markets.

   Crown processes a monthly average of 35,000 barrels per day of crude oil at its Pasadena refinery under a processing agreement with Statoil Marketing and Trading (US) Inc. Statoil owns and supplies to Crown the crude oil that Crown processes for Statoil, and Crown returns to Statoil a specified mix of finished petroleum products and receives a specified fee per barrel processed. The processing agreement is scheduled to expire in October 2000. Crown does not currently expect that the processing agreement will be renewed with Statoil. When and if it expires, Crown will have to purchase additional crude oil to process in place of Statoil's crude oil. At the July 31, 2000 price of West Texas Intermediate crude oil for October 2000 delivery of $27.31 per barrel, Crown will be required to expend up to approximately $25 million in working capital to pay for the crude oil to process to replace the crude oil and finished petroleum products currently owned by Statoil. In addition, Crown will then be processing this throughput for its own account, rather than for the account of Statoil. As a result, Crown expects that its profits would be greater or its losses reduced if margins remain at the average levels that prevailed during the first six months of 2000; however, Crown's profits would be reduced or its losses increased if the margins return to the levels that prevailed over the three year period from 1997 through 1999.

   Market history over the past three years, current expectations as evidenced by the futures markets, and the current 3/2/1 crack spread (as of July 31, 2000), would argue against using the margins experienced during the first six months of 2000 as an indication of Crown's future performance or results of operations.

   Additional information regarding the recent financial performance of Crown is contained in a press release issued by Crown on July 27, 2000, a copy of which is enclosed herewith.

For Stockholders Who Have Already Voted

   We have enclosed a second proxy card (and a return envelope) for your use, in case you wish to change your vote. The proxy card requests your vote in connection with the approval of the merger and merger agreement. If you have already voted your proxy and you do not wish to change your vote, you do not need to return this second proxy card.

For Stockholders Who Have Not Already Voted

   Enclosed for your convenience is a duplicate proxy card (and return envelope) for your use. You may use either the proxy card that was originally sent to you, or you may use the second proxy card enclosed herewith. The proxy card requests your vote in connection with the approval of the merger and merger agreement.

Proxies and Revocation

   You may revoke your proxy at any time prior to it being voted by filing a notice of revocation with the Vice President-Secretary of Crown, Dolores B. Rawlings, at One North Charles Street, Baltimore, Maryland 21201 or by a duly executed proxy bearing a later date. A notice of revocation need not be on any specific form. Your proxy may also be revoked by your attendance at the Special Meeting and voting in person. Your attendance at the Special Meeting will not by itself constitute revocation of your proxy. Your execution and return of a proxy will not in any way affect your right to attend and to vote in person at the Special Meeting.

Additional Information

   The proxy statement as supplemented by this supplement incorporates by reference the information contained in Crown's (i) Annual Report on Form 10-K for the year ended December 31, 1999, as amended, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, and (iii) Current Reports on Form 8-K filed on July 18, 2000, June 22, 2000, May 2, 2000, April 10, 2000, April 3,
2000, March 31, 2000, March 17, 2000, March 13, 2000, March 10, 2000, March 7,
2000 and February 3, 2000. See "Where You Can Find More Information" on page 64 of the proxy statement.




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